

ATTENTION PENN VIRGINIA CORPORATION SHAREHOLDERS

March 6, 2019

Dear Fellow Shareholders:

We write to ask you to join us in voting against the proposed merger between Penn Virginia Corporation ("Penn Virginia") and Denbury Resources Inc. ("Denbury") at the upcoming April 17th Special Meeting by voting **AGAINST** the merger proposals on the enclosed **GOLD** proxy card. The Mangrove Partners Master Fund, Ltd. and its affiliates ("Mangrove") are long term shareholders owning 11.4% of Penn Virginia's common stock. We strongly oppose the proposed merger and strongly believe the transaction, which is payable to Penn Virginia shareholders in a combination of both Denbury stock and cash, is not in the best interests of Penn Virginia shareholders.

Specifically, Mangrove believes that:

- **The proposed merger is terrible for Penn Virginia shareholders.** Should the transaction be completed, the combined company would have a higher cost structure, lower margins, a reduced growth rate, a significantly weaker balance sheet, and a more expensive valuation than Penn Virginia currently enjoys on a standalone basis.

- **The proposed merger undervalues Penn Virginia**. Since shortly after the merger was announced on October 28, 2018, Penn Virginia stock has persistently traded above the market value of the merger consideration. Rather than being paid a significant and sustainable premium, the proposed merger asks Penn Virginia shareholders to accept a discount to the current market value of Penn Virginia shares of over 12%.[1]

- **Denbury's financial leverage represents an unacceptable risk for Penn Virginia shareholders**. Mangrove believes that Denbury, with its high cost structure and $2.5 billion of net debt,[2] may become insolvent should current or lower oil prices persist. This concern was on full display late last year as oil prices dropped into the $40s and the yield on Denbury's unsecured notes spiked above 20%. Despite the recovery in oil prices to the mid $50s, Denbury's bonds continue to trade at distressed levels with yields of approximately 15%.[1] Denbury plans to incur over $900 million in additional debt as part of the proposed merger.

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[1] Based on closing prices as of March 5, 2019.

[2] As disclosed in Note 6 to Denbury's 2018 Consolidated Financial Statements (*see* Denbury's 2018 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2019 at pages 80-81). This amount excludes $250 million in future interest payments that are deemed debt under GAAP rules for troubled debt restructurings.

- **The shortcomings of the proposed merger were immediately recognized by the market and remain obvious.** On the first trading day following the announcement, the common stock of Denbury Resources dropped 24% and underperformed the S&P Oil & Gas Exploration and Production Select Industry Index by over 20%. In the time since then, the decline in Denbury's common stock has grown to over 57% and its underperformance to over 50%.[3]

Given these factors, we ask a simple yet fundamental question: what benefit does this merger provide to you as a Penn Virginia shareholder? We understand that the proposed merger may help to address Denbury's excessive leverage and inability to grow, but we do not believe that helping Denbury with its problems is a relevant goal for Penn Virginia's shareholders.

Penn Virginia's Board of Directors may be contractually obligated to support this value-destroying transaction, but you don't have to. You are free to vote in your clear economic best interests. We strongly urge you to join us in voting against the proposed merger today.

PROTECT YOUR INVESTMENT IN PENN VIRGINIA AND VOTE "NO" ON THE PROPOSED POORLY CONCEIVED TRANSACTION WITH DENBURY.

WE URGE YOU TO VOTE AGAINST THE TRANSACTION PROPOSALS BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY.

IF YOU HAVE ALREADY VOTED FOR THE DENBURY MERGER PROPOSAL ON PENN VIRGINIA'S WHITE PROXY CARD, VOTING AGAINST ON A LATER DATED PROXY CARD WILL CANCEL YOUR PREVIOUSLY CAST VOTE.

Thank you for your support.

Nathaniel August
Mangrove Partners

If you have any questions or need assistance voting your shares AGAINST the Denbury merger proposal, please call Saratoga Proxy Consulting LLC at (212) 257-1311 or (888) 368-0379 or by email at info@saratogaproxy.com

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[3] *See supra*, footnote 1.